April 11, 2008

Mr. Don Walker, Senior Assistant Chief Accountant

Ms. Babette Cooper

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PFF Bancorp, Inc.
Form 10-K for Fiscal Year Ended
March 31, 2007
Filed May 30, 2007
File No. 001-16845

Dear Mr. Walker and Ms. Cooper:

This letter sets forth the responses of PFF Bancorp, Inc. (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 21, 2008 in connection with the Staff’s review of the Company’s response dated March 14, 2008.

The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-Q/A as of December 31, 2007

1.	The Form 10Q/A filed on February 20, 2008 is not complete as you solely filed the review report without the financial statements and footnotes to support it. Accordingly, please file another amended Form 10-Q for the quarter ending December 31, 2007 that includes all the information required by Item 1 Financial Statements.

Response:

The Company respectfully advises the Staff that the Company has filed an amended Form 10-Q for the quarter ending December 31, 2007 that includes all the information required by Item 1 Financial Statements.

Securities and Exchange Commission

April 11, 2008

Form10-Q as of September 30, 2007

Management’s Discussion and Analysis

Non-Interest Expense, page 22

2.	We have reviewed your response to comment 9 of our letter dated February 14, 2008. Again, please explain to us the reason and specific business purpose for the reduction in long term incentive plan accruals.

Response:

The Company respectfully advises the Staff that the Company’s reason and specific business purpose for the reduction in annual and long term incentive plan accruals was that the provisions of such plans required the reduction upon the determination that it was no longer probable that the Company and the Bank would achieve the performance conditions of the plans.

The annual cash basis incentive plan measures the Company’s and the Bank’s performance relative to a peer group and internal goals. Achievement of performance is required for a payout under the plan. After completion of its quarterly review of the Company’s and the Bank’s performance fiscal year-to-date September 30, 2007, as measured against a defined peer group and internal goals, a determination was made by management that it was no longer probable that the Company and the Bank would achieve the performance conditions of the plan. Accordingly, the annual incentive plan accruals were reversed pursuant to the provisions of the plan during the quarter ended September 30, 2007.

The 2004 Equity Incentive Plan and the 2006 Equity Incentive Plan are stock based plans that measure the Company’s performance relative to a peer group and internal goals. Achievement of performance is required for a payout under the plan. After completion of its quarterly review of the Company’s performance for the period of April 1, 2005 through September 30, 2007, as measured against a defined peer group and internal goals, a determination was made by management that it was no longer probable that the Company would achieve the performance conditions of the plan. Accordingly, the long term incentive plan accruals were reversed pursuant to the provisions of the plan during the quarter ended September 30, 2007.

3.	Additionally, in your responses you stated that you debited Additional Paid in Capital for $1.8 million during the quarter ending September 30, 2007. Please tell us where this amount can be found on the Consolidated Statement of Stockholders’ Equity and why you did not report this separately.

Response:

The Company respectfully advises the Staff that the $1.8 million debit to Additional Paid in Capital is included in the line item “Amortization under stock-based compensation plans” on the Consolidated Statement of Stockholders’ Equity. The Company did not report this amount separately because the Company believed that there was adequate disclosure in the Management Discussion and Analysis, however, in future filings the Company will disclose this amount as a separate line item in the Consolidated Statement of Stockholders’ Equity.

Securities and Exchange Commission

April 11, 2008

The Company acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please do not hesitate to call the undersigned at (909) 941-5426.

Sincerely,

/s/ Gregory C. Talbott
Gregory C. Talbott Senior Executive Vice President Chief Operating Officer/Chief Financial Officer

cc:	Gregory Dundas, Securities and Exchange Commission, Division of Corporation Finance
Mark Webb, Securities and Exchange Commission, Division of Corporation Finance
Bob Golish, General Counsel of PFF Bancorp, Inc.
V. Gerald Comizio, Paul, Hastings, Janofsky & Walker LLP
Ann Lawrence, Paul, Hastings, Janofsky & Walker LLP
John Donovan, KPMG LLP